Exhibit 99.32

Genetic Technologies Q1 FY22 Results
Material Increase in Cash Receipts

Melbourne, Australia, 25 October 2021: Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE, “Company”, “GTG”), a global leader in Genomics based tests in health, wellness and serious disease provides its results for the quarter ended 30 September 2021.

Highlights

●	Cash receipts of A$850k, a material increase on the prior quarter

●	Acquired, settled and integrated the acquisition of EasyDNA, the primary channel for the increase in cash receipts for the quarter, for US$4 million in cash and scrip

●

Completed and submitted NATA validation pack for the Multi-Test; a final step prior to the commercial launch. The Multi-Test is a Predictive Panel Risk Test to cover six common cancers which account for ~70% of annual morbidities. Phase one launch to include Breast Cancer, Colorectal Cancer, Prostate Cancer, Ovarian Cancer, Coronary Artery Disease and Type-2 Diabetes.

●	Invested in collaborative study to enable expanded Breast Cancer risk testing for populations of African American descent addressing underlying and underserved need to include diverse population studies within risk testing protocols and applications

●	Published peer-reviewed paper titled “Ability of known colorectal cancer susceptibility SNPs to predict colorectal cancer risk: A cohort study within the UK Biobank” Gafni A, Dite GS, Spaeth Tuff E, Allman R, Hopper JL (2021) on PLoS

●	Strong cash balance of A$15.7 million providing 24 months of runway post the integration and revenue contribution from EasyDNA

●	Net cash used for operations of A$1.9 million, due mainly to the increase in R&D and operating expenses as the Company executes on its commercialisation strategy

Genetic Technologies is in a strong position with a portfolio of high-quality products in the market and under development and a substantial international platform for the distribution of the Direct-to-Consumer product base via EasyDNA.

Over the quarter, the Company has continued to invest in its product development through the self-funded study in collaboration with the Institute of Public Health in St Louis, and continued progress with the Multi-Test with the post period end completion of the validation pack which has been submitted to NATA for approval. This is one of the final steps prior to commercial release of the test.

Genetic Technologies Limited	60-66 Hanover Street
www.gtglabs.com	Fitzroy Victoria 3065
info@gtglabs.com	Australia
ABN 17 009 212 328	+61 3 8412 7000

Commenting on the quarter, CEO Simon Morriss stated: “This past quarter demonstrates the forward trajectory and momentum Genetic Technologies has established. We have built our product roadmap and our deliverables and are now positioned to execute on driving sales and product awareness in the months and years ahead. With the acquisition of EasyDNA we can fast track consumer awareness of our product portfolio with the ability to include consumer-initiated testing products on these platforms, subject to local jurisdictions restrictions and requirements.

“We continue to innovate and have engaged with a number of notable institutions over the quarter which will pay rewards in the coming periods as we nurture these initiatives and relationships. Additionally, we are pleased to report the delivery of our preliminary revenue generation from the acquisition of EasyDNA contributing A$850k in customer receipts for the quarter. Alongside the established relationship with IBX we are confident that we are well resourced and appropriately positioned to drive forward with our objectives. We continue to demonstrate our transition from a pure R&D company to execute on commercialisation and deliver revenue growth in the coming periods.”

Commercialisation and Product Overview

The Company’s strategy to commence commercialisation and enhance the distribution network is well underway. Key avenues for commercialisation of launched products currently include the consumer-initiated testing and online sales and marketing platform (CIT) available in Australia and the US. With the recent inclusion of the EasyDNA business the Company intends to leverage this platform to enhance the visibility and awareness of its existing products.

Additionally, GTG are engaging in sales via medical professionals for business-to-business (B2B) purposes and direct-to-consumer (DTC) testing requiring no medical supervision for products under consideration including non-medical based genetic and gut microbiome testing, subject to regulatory approval and target market assessment.

GTG now have distribution coverage of the Australian and US geographies and have identified Europe and the UK as the next regions the Company intends to enter. The Company is assessing the European CE certification requirements for its products and will update the market on its progress within these regions as further clarity on timing is obtained. An Asian market entry for relevant products will also be assessed in due course.

The core products for release include GTG’s geneType for Breast Cancer, geneType for Colorectal Cancer and the COVID-19 Risk Test. The release of the Company’s Multi-Test to cover both Colorectal Cancer and Breast Cancer in addition to Prostate Cancer, Ovarian Cancer, Coronary Artery Disease and Type 2 Diabetes as part of the first phase is on track for release later this calendar year.

The three-year co-exclusive licence agreement between IBX and GTG was announced on 3 March 2021 for the production, distribution, sales and marketing of GTG’s COVID-19 Risk Test in the US continues with further discussions underway. This includes discussions on opportunities to expand the products offered and consideration of further geographical opportunities given IBXs extensive network.

Genetic Technologies Limited	60-66 Hanover Street
www.gtglabs.com	Fitzroy Victoria 3065
info@gtglabs.com	Australia
ABN 17 009 212 328	+61 3 8412 7000

Research and Publications

The Company is pleased to report a further peer-reviewed research publication entitled “Ability of known colorectal cancer susceptibility SNPs to predict colorectal cancer risk: A cohort study within the UK Biobank” Gafni A, Dite GS, Spaeth Tuff E, Allman R, Hopper JL (2021) was published on PLoS.

The study describes how the addition of a polygenic risk score to a family history model improves the stratification and discriminatory performance of 10-year and full lifetime risk using a prospective population-based cohort within the UK Biobank.

Current screening guidelines in the UK, USA and Australia focus solely on family history and age for risk prediction, even though the vast majority of the population do not have any family history. The results support the view that a combined polygenic risk score and first-degree family history model could be used to improve risk stratified population screening programs.

Additionally, GTG have committed to fund a collaborative study with Professor Graham Colditz, Deputy Director of the Institute for Public Health, Washington University in St Louis, USA. The purpose of the study is to incorporate further research and data on women of African descent to provide expanded testing capabilities for the geneType for Breast Cancer product. Polygenic risk models are required to be validated for use with multiple ethnicities and therefore GTG will be validating samples which have both genotype information and the relevant clinical information to cover this expanded population.

This investment will be self-funded by GTG with costs estimated to be A$110k which will be partially offset by an R&D tax rebate estimated to be 43.5% of the costs associated with the study. The initial sample set will contain ~1,000 samples and it is anticipated to require around nine months of research and processing at GTG’s Melbourne laboratory.

Professor Colditz is a world-renowned figure in breast cancer epidemiology and risk modelling, with notable genotype datasets on the African American population held by the Institute for Public Health. Given the multi-ethnic landscape (particularly in the USA) in which risk models may be used in clinical practice, it is important to understand how the risk model performs in these populations. The lifetime probability of developing non-hereditary breast cancer is 11.5% (1 in 9) for the African American population in the USA 1.

1 Cancer Facts & Figures for African Americans 2019-2021, American Cancer Society

Genetic Technologies Limited	60-66 Hanover Street
www.gtglabs.com	Fitzroy Victoria 3065
info@gtglabs.com	Australia
ABN 17 009 212 328	+61 3 8412 7000

The Company remains committed to investing in product development and enhancement through continued research and validation through peer-reviewed publications. GTG continues to advance its strategic objective to provide the most comprehensive preventative risk tests for common complex disease.

Corporate and Financial Overview

GTG received cash receipts totalling A$846k associated with EasyDNA product sales and A$4k for the sale of geneType for Breast Cancer and Colorectal Cancer.

Net cash used in investing activities of A$3.5 million in the September 2021 quarter comprised mainly of the cash component of the investment in the EasyDNA business and assets.

Cash outflows used in operating activities were A$1.9 million. Cash receipts from customers for the September 2021 quarter were A$850k, and interest received was A$9k. Expenses incurred on a cash basis during the quarter included research and development and staff costs of A$1.3 million associated with the geneType product development. Additionally, the Company incurred A$350k associated with advertising and marketing with expenditure expected to increase as the company enhances its sales and marketing focus in future quarters.

During the September 2021 quarter, net cash payments to directors was A$90k comprising salary of A$32k to the Chief Medical Officer, A$41k to non-executive directors, and consulting fees paid to a non-executive director of A$17k.

The Company remains well capitalised with a cash balance of A$15.7 million following the completion of the acquisition of EasyDNA on 13 August 2021.

Outlook

Commenting on the outlook, Simon Morriss stated: “In one quarter we have transformed the business and are positioned to drive significant revenue growth in the coming months and years. We are only at the beginning of this journey and have the right team, platform and resources to execute on our growth plans.

“The challenging operating environment in Australia is coming to a close and we are grateful to be able to start operating on a more wholistic basis and invest in our marketing and sales initiatives globally. We are well placed to relaunch the geneType branding globally ahead of more normal trading conditions allowing us to accelerate our commercialisation plans.”

We expect revenue growth in the December 2021 quarter will continue to show a material uplift with the Company scheduled to commercially release its Multi-Test at the end of the calendar year.

Authorised for release by the Board of Genetic Technologies Limited.

-END-

Genetic Technologies Limited	60-66 Hanover Street
www.gtglabs.com	Fitzroy Victoria 3065
info@gtglabs.com	Australia
ABN 17 009 212 328	+61 3 8412 7000

Investor Relations (AUS)	Investor Relations and Media (US)

Stephanie Ottens	Dave Gentry
Market Eye	1 800 RED CHIP (733 2447)
M: +61 434 405 400	Cell: 407 491 4498
E: stephanie.ottens@marketeye.com.au	E: dave@redchip.com

About Genetic Technologies Limited

Genetic Technologies Limited (ASX: GTG; Nasdaq: GENE) is a diversified molecular diagnostics company. GTG offers cancer predictive testing and assessment tools to help physicians proactively manage patient health. The Company’s lead products GeneType for Breast Cancer for non-hereditary breast cancer and GeneType for Colorectal Cancer are clinically validated risk assessment tests and are first in class. Genetic Technologies is developing a pipeline of risk assessment products.

For more information, please visit www.gtglabs.com

Genetic Technologies Limited	60-66 Hanover Street
www.gtglabs.com	Fitzroy Victoria 3065
info@gtglabs.com	Australia
ABN 17 009 212 328	+61 3 8412 7000

Rule 4.7B

Appendix 4C

Quarterly cash flow report for entities

subject to Listing Rule 4.7B

Name of entity
Genetic Technologies Limited
ABN	Quarter ended (“current quarter”)
17 009 212 328	30 September 2021

Consolidated statement of cash flows		Current quarter $A’000	Year to date (3 months) $A’000
1.	Cash flows from operating activities	850	850
1.1	Receipts from customers
1.2	Payments for	(75)	(75)
	(a) research and development
	(b) product manufacturing and operating costs	(320)	(320)
	(c) advertising and marketing	(350)	(350)
	(d) leased assets	(110)	(110)
	(e) staff costs	(1,246)	(1,246)
	(f) administration and corporate costs	(697)	(697)
1.3	Dividends received (see note 3)	-	-
1.4	Interest received	9	9
1.5	Interest and other costs of finance paid	-	-
1.6	Income taxes paid	-	-
1.7	Government grants and tax incentives	-	-
1.8	Other (provide details if material)	-	-
1.9	Net cash from / (used in) operating activities	(1,939)	(1,939)

2.	Cash flows from investing activities
2.1	Payments to acquire or for:
	(a) entities	-	-
	(b) businesses	(3,462)	(3,462)
	(c) property, plant and equipment	(2)	(2)
	(d) investments	-	-
	(e) intellectual property	-	-
	(f) other non-current assets	-	-

ASX Listing Rules Appendix 4C (17/07/20)	Page 1
+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 4C

Quarterly cash flow report for entities subject to Listing Rule 4.7B

Consolidated statement of cash flows		Current quarter $A’000	Year to date (3 months) $A’000
2.2	Proceeds from disposal of:
	(a) entities	-	-
	(b) businesses	-	-
	(c) property, plant and equipment	-	-
	(d) investments	-	-
	(e) intellectual property	-	-
	(f) other non-current assets	-	-
2.3	Cash flows from loans to other entities	-	-
2.4	Dividends received (see note 3)	-	-
2.5	Other (provide details if material)	-	-
2.6	Net cash from / (used in) investing activities	(3,464)	(3,464)

3.	Cash flows from financing activities
3.1	Proceeds from issues of equity securities (excluding convertible debt securities)	-	-
3.2	Proceeds from issue of convertible debt securities	-	-
3.3	Proceeds from exercise of options	-	-
3.4	Transaction costs related to issues of equity securities or convertible debt securities	-	-
3.5	Proceeds from borrowings	-	-
3.6	Repayment of borrowings	-	-
3.7	Transaction costs related to loans and borrowings	-	-
3.8	Dividends paid	-	-
3.9	Other (provide details if material)	-	-
3.10	Net cash from / (used in) financing activities	-	-

4.	Net increase / (decrease) in cash and cash equivalents for the period
4.1	Cash and cash equivalents at beginning of period	20,903	20,903
4.2	Net cash from / (used in) operating activities (item 1.9 above)	(1,939)	(1,939)
4.3	Net cash from / (used in) investing activities (item 2.6 above)	(3,464)	(3,464)

ASX Listing Rules Appendix 4C (17/07/20)	Page 2
+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 4C

Quarterly cash flow report for entities subject to Listing Rule 4.7B

Consolidated statement of cash flows		Current quarter $A’000	Year to date (3 months) $A’000
4.4	Net cash from / (used in) financing activities (item 3.10 above)	-	-
4.5	Effect of movement in exchange rates on cash held	242	242
4.6	Cash and cash equivalents at end of period	15,742	15,742

5.	Reconciliation of cash and cash equivalents at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts	Current quarter $A’000	Previous quarter $A’000
5.1	Bank balances	5,698	10,868
5.2	Call deposits	10,044	10,035
5.3	Bank overdrafts	-	-
5.4	Other (provide details)	-	-
5.5	Cash and cash equivalents at end of quarter (should equal item 4.6 above)	15,742	20,903

6.	Payments to related parties of the entity and their associates	Current quarter $A’000
6.1	Aggregate amount of payments to related parties and their associates included in item 1	90
6.2	Aggregate amount of payments to related parties and their associates included in item 2	-

Note: if any amounts are shown in items 6.1 or 6.2, your quarterly activity report must include a description of, and an explanation for, such payments.

During the quarter, the Company made payments to related parties of the entity and their associates as disclosed in Item 6.1 of the Appendix 4C amounting to $90k. The payments related to the net pay of salaries, directors fees and consulting fees (inclusive of GST) on normal commercial terms.

ASX Listing Rules Appendix 4C (17/07/20)	Page 3
+ See chapter 19 of the ASX Listing Rules for defined terms.

7.

Financing facilities
Note: the term “facility’ includes all forms of financing arrangements available to the entity.

Add notes as necessary for an understanding of the sources of finance available to the entity.

		Total facility amount at quarter end $A’000	Amount drawn at quarter end $A’000
7.1	Loan facilities	-	-
7.2	Credit standby arrangements	-	-
7.3	Other (please specify)	192	20
7.4	Total financing facilities	192	20
7.5	Unused financing facilities available at quarter end		172

7.6	Include in the box below a description of each facility above, including the lender, interest rate, maturity date and whether it is secured or unsecured. If any additional financing facilities have been entered into or are proposed to be entered into after quarter end, include a note providing details of those facilities as well.

1.	Secured – Bank of America, US$25,000 facility with interest at 9.25%

2.	Unsecured – National Australia Bank, $150,000 facility with interest at 15.5%

8.	Estimated cash available for future operating activities	$A’000
8.1	Net cash from / (used in) operating activities (item 1.9)	(1,939)
8.2	Cash and cash equivalents at quarter end (item 4.6)	15,742
8.3	Unused finance facilities available at quarter end (item 7.5)	172
8.4	Total available funding (item 8.2 + item 8.3)	15,914
8.5	Estimated quarters of funding available (item 8.4 divided by item 8.1)	8.2

Note: if the entity has reported positive net operating cash flows in item 1.9, answer item 8.5 as “N/A”. Otherwise, a figure for the estimated quarters of funding available must be included in item 8.5.

8.6	If item 8.5 is less than 2 quarters, please provide answers to the following questions:

8.6.1	Does the entity expect that it will continue to have the current level of net operating cash flows for the time being and, if not, why not?

Answer: N/A

8.6.2	Has the entity taken any steps, or does it propose to take any steps, to raise further cash to fund its operations and, if so, what are those steps and how likely does it believe that they will be successful?

Answer: N/A

8.6.3	Does the entity expect to be able to continue its operations and to meet its business objectives and, if so, on what basis?

Answer: N/A

Note: where item 8.5 is less than 2 quarters, all of questions 8.6.1, 8.6.2 and 8.6.3 above must be answered.

ASX Listing Rules Appendix 4C (17/07/20)	Page 4
+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 4C

Quarterly cash flow report for entities subject to Listing Rule 4.7B

Compliance statement

1	This statement has been prepared in accordance with accounting standards and policies which comply with Listing Rule 19.11A.
2	This statement gives a true and fair view of the matters disclosed.

Date: 25 October 2021

Authorised by:	Mike Tonroe
Company Secretary

Notes

1.	This quarterly cash flow report and the accompanying activity report provide a basis for informing the market about the entity’s activities for the past quarter, how they have been financed and the effect this has had on its cash position. An entity that wishes to disclose additional information over and above the minimum required under the Listing Rules is encouraged to do so.

2.	If this quarterly cash flow report has been prepared in accordance with Australian Accounting Standards, the definitions in, and provisions of, AASB 107: Statement of Cash Flows apply to this report. If this quarterly cash flow report has been prepared in accordance with other accounting standards agreed by ASX pursuant to Listing Rule 19.11A, the corresponding equivalent standard applies to this report.

3.	Dividends received may be classified either as cash flows from operating activities or cash flows from investing activities, depending on the accounting policy of the entity.

4.	If this report has been authorised for release to the market by your board of directors, you can insert here: “By the board”. If it has been authorised for release to the market by a committee of your board of directors, you can insert here: “By the [name of board committee – eg Audit and Risk Committee]”. If it has been authorised for release to the market by a disclosure committee, you can insert here: “By the Disclosure Committee”.

5.	If this report has been authorised for release to the market by your board of directors and you wish to hold yourself out as complying with recommendation 4.2 of the ASX Corporate Governance Council’s Corporate Governance Principles and Recommendations, the board should have received a declaration from its CEO and CFO that, in their opinion, the financial records of the entity have been properly maintained, that this report complies with the appropriate accounting standards and gives a true and fair view of the cash flows of the entity, and that their opinion has been formed on the basis of a sound system of risk management and internal control which is operating effectively.

ASX Listing Rules Appendix 4C (17/07/20)	Page 5
+ See chapter 19 of the ASX Listing Rules for defined terms.